84, Namdaemoon-ro, Jung-gu,

Seoul 04534, Korea

Tel: 822 2073 2844

Fax: 822 2073 2848

October 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Sullivan

Senior Technical & Policy Advisor

Office of Financial Services

Re:	KB Financial Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2016 filed on April 24, 2017

Form 6-K filed on August 14, 2017

File No. 000-53445

Dear Ms. Sullivan:

Reference is made to your letter dated September 21, 2017 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the Commission on April 24, 2017 (the “Annual Report”), and the Company’s interim consolidated financial statements as of June 30, 2017 and December 31, 2016 and for the three- and six-months periods ended June 30, 2017 and 2016, attached as Exhibit 99.1 to the Form 6-K furnished to the Commission on August 14, 2017 (the “Interim Financial Statements”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements, page F-11

Note 6.5 – Offsetting Financial Assets and Financial Liabilities, page F-87

1.	Please help us understand how the amounts in the derivatives held for trading and derivatives held for hedging line items reconcile to the net amounts presented in the statement of financial position. In this regard, we note that the sum of these two line items in the column titled “net amounts presented in the statement of financial position” exceed the amounts presented as derivative assets and derivatives liabilities, respectively, in the statement of financial position as of December 31, 2016. Similarly, we were unable to reconcile these amounts to Note 9 (Derivative Financial Instruments and Hedge Accounting). Please advise, and revise future filings as appropriate.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 2

We note that the amounts in the “derivatives held for trading” line item under the column titled “net amounts presented in the statement of financial position” in Note 6.5 only include derivatives assets/liabilities and derivative-linked securities (DLS) assets/liabilities that are subject to ISDA master netting agreements or other similar arrangements. Because such amounts in Note 6.5 exclude derivatives assets/liabilities and derivative-linked securities (DLS) assets/liabilities that are not subject to ISDA master netting agreements or other similar arrangements, such amounts do not reconcile with the amounts in the “derivatives assets/liabilities” line items in the statement of financial position or with the amounts in Note 9.

The Company is subject to ISDA master netting agreements and other similar arrangements with single counterparties which cover multiple derivatives contracts, such as derivatives and derivative-linked securities (DLS), and which provide for set-off and settlement of a net amount in a single payment in the event of a default. The amount of collateral provided to or received from the counterparty in such cases is also determined based on the Company’s combined position, taking into account both derivatives and derivative-linked securities (DLS) positions with the counterparty. For these reasons, derivative-linked securities (DLS) assets/liabilities, which are recorded as part of “financial assets/liabilities at fair value through profit and loss” in the statement of financial position, have been included in the “derivatives held for trading” amounts in Note 6.5, as a result of which such amounts exceed the “derivatives assets/liabilities” amounts in the statement of financial position. We note in this connection that the Company’s acquisition of Hyundai Securities Co., Ltd., which holds and issues large amounts of derivative-linked securities (DLS) subject to ISDA master netting agreements or other similar arrangements, resulted in a significant increase in the “derivatives held for trading” amounts in Note 6.5 in 2016 compared to the previous year.

For greater clarity, the Company will change the name of the relevant line item in Note 6.5 to “derivatives held for trading and derivative-linked securities” commencing with its Korean IFRS consolidated financial statements for the nine months ended September 30, 2017 to be submitted on Form 6-K.

Note 44.2 - The Acquisition of Shares of Hyundai Securities Co., Ltd., page 178

2.	We note your disclosure on page F-179 that you recognized a ~~W~~628,614 million gain, representing 24% of your pre-tax profit, on the bargain purchase of Hyundai Securities Co., Ltd. (Hyundai Securities). We also note from your response to prior comment six in your letter dated September 30, 2016 that ~~W~~104,931 million of this bargain purchase gain was recognized in June 2016, and thus the remainder was recognized in October 2016 when you obtained 100% of the shares of Hyundai Securities by comprehensively swapping total issued shares of Hyundai Securities not held by the Group with newly issued shares of the Company. Please respond to the following:

•	Tell us the factors leading to the recognition of the bargain purchase gain, particularly in light of the fact that you noted in your September 30, 2016 response letter that you recognized goodwill in the amount of ~~W~~442,595 million in May 2016 due to synergies to be achieved by obtaining significant influence over Hyundai Securities (which you noted was one of the five largest securities firms in Korea) and adding a large securities brokerage firm as an affiliated company. In this regard, please help us understand why obtaining 100% control of Hyundai Securities just over 4 months later would result in the recognition of such a sizeable bargain purchase gain.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 3

We note that, in connection with its acquisitions of shares of Hyundai Securities, the Company recognized goodwill and bargain purchase gains based on the difference between the consideration transferred and the fair value of net assets acquired.

Consideration transferred (i.e., the purchase price) for acquisitions of shares of Hyundai Securities was separately determined for each acquisition transaction, based on the transaction type and the counterparty. The first transaction was a block deal with the majority shareholder to obtain significant influence over Hyundai Securities, executed following a competitive bidding process. A premium reflecting the synergy effects from acquiring the affiliate, Hyundai Securities, was included in the consideration transferred (~~W~~23,183 per share). The second transaction was an acquisition of treasury shares from Hyundai Securities, where the consideration transferred (~~W~~6,410 per share) was determined based on the quoted price of Hyundai Securities’ shares on the Korea Exchange as of the date of the agreement between the parties with respect to the transaction. The third transaction was a comprehensive stock swap effected in accordance with applicable Korean laws and regulations. When both parties involved in a stock swap are listed companies (as was the case for the Company and Hyundai Securities), the Financial Investment Services and Capital Markets Act of Korea requires that the swap price be determined based on a weighted average of the quoted share prices for the preceding date, preceding week and preceding month (which was ~~W~~6,766 per share). The differences in consideration transferred for the three transactions were the main reason for the recognition of goodwill in the first transaction as opposed to a bargain purchase gain in the second and third transactions.

The determination of the fair value of net assets acquired as of the time of the initial acquisition and the time of the comprehensive stock swap was done in a consistent manner, and the fair value was not significantly different from the book value. However, as noted above, the consideration transferred in the initial acquisition included a premium reflecting synergy effects, which resulted in the recognition of ~~W~~443 billion of goodwill. In contrast, the consideration transferred in the stock swap was determined pursuant to the Financial Investment Services and Capital Markets Act of Korea, based on a weighted average of the quoted share prices for the preceding date, preceding week and preceding month, which resulted in a lower consideration transferred compared to that for the initial acquisition and the recognition of a bargain purchase gain of ~~W~~628 billion.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 4

In per share terms, the consideration transferred in the initial acquisition was ~~W~~23,183 per share, which included a premium paid to obtain significant influence, whereas the consideration transferred in the stock swap was ~~W~~6,766 per share, determined based on quoted share prices of Hyundai Securities on the Korea Exchange. Such quoted share prices reflected the relatively low price-to-book ratio (“PBR”) (below 0.5) of Hyundai Securities, which was in line with the norm for companies in the Korean securities industry, as explained in the Company’s response letter of September 30, 2016. This difference in consideration transferred per share resulted in the recognition of a significant bargain purchase gain just over 4 months after the recognition of goodwill in connection with the initial acquisition.

•	We also note from your September 30, 2016 response letter where you addressed the lack of impairment on the carrying value of your investment in Hyundai Securities, despite the significant value difference between the carrying value of your investment in Hyundai Securities, and the fair value of the shares. Please tell us whether you performed an additional impairment test for your investment in Hyundai Securities prior to the acquisition of the controlling interest in Hyundai Securities in October 2016, particularly in light of the continued difference between the market value and carrying value of the investment.

In accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of Hyundai Securities as an associate is not the individual shares of Hyundai Securities but the Company’s investment in Hyundai Securities as a whole. Therefore, in assessing the Company’s investment in Hyundai Securities for an indication of impairment, the Company used the fair value of the Company’s shareholding in Hyundai Securities as a whole over which the Company exerts significant influence and not the quoted price per share of Hyundai Securities on the Korea Exchange.

The acquisition of the controlling interest in Hyundai Securities through the stock swap in October 2016 constituted a business combination achieved in stages. Accordingly, the Company remeasured its existing equity interest in the acquiree at its acquisition-date fair value and was required to recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate, in accordance with paragraph 42 of IFRS 3. It is the Company’s opinion that this remeasurement can be deemed as a measurement of net fair value for impairment testing for its investment in Hyundai Securities. As a result of such remeasurement, the Company recognized a loss from disposal of affiliate of ~~W~~6 billion. For a description of how fair value was determined, please refer to the response to the next item below.

•	Tell us how you determined the fair value of your existing holdings at the time of the stock exchange, as disclosed on page F-179.

As explained above, in accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of Hyundai Securities as an associate is not the individual shares of Hyundai Securities but the Company’s investment in Hyundai Securities as a whole. As the subject of the fair value measurement was the Company’s investment in Hyundai Securities as a whole over which the Company exerts significant influence, the Company determined that it would not be appropriate to use the quoted price per share of Hyundai Securities on the Korea Exchange, which treats individual shares as a unit of account, for purposes of the fair value measurement. Therefore, the fair value measurement included an assessment of the magnitude of the premium resulting from obtaining such significant influence and the attendant synergy effects that could be utilized by a market participant.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 5

The measurement of fair value was performed by adding the “standalone value,” which only reflects the discounted value of projected future cash flows to be generated from the Company’s aggregate shareholding in Hyundai Securities, and the estimated value of the synergy effects (premium) arising from obtaining significant influence over Hyundai Securities that could be utilized by a market participant.

A discounted cash flow model was used for purposes of the fair value measurement described above, which involved the discounting of projected future cash flows including the synergy effects that could be utilized by a market participant, based on a discount rate as of the acquisition date derived from the capital asset pricing model. Factors such as discount rate, growth rate, net capital ratio and leverage ratio were considered in estimating the “standalone value,” while factors such as increases in sales from cross-selling and joint marketing, and cost reductions from future restructuring and realization of economies of scale, were considered in estimating the value of the market synergies that would have been obtained by a market participant in the same industry by acquiring significant influence over Hyundai Securities.

Form 6-K Filed August 14, 2017

Notes to the Consolidated Interim Financial Statements, page 7

Note 2 – Basis of Presentation, page 7

Korean IFRS 1109 Financial Instruments, page 9

3.	We note your disclosure on page 13 that based on the results from the impact assessment, the loss allowance as at December 31, 2016 is expected to increase by ~~W~~146 billion to ~~W~~2,004 billion, and the regulatory reserve for credit losses is estimated to decrease compared to current level. In light of the fact that your allowance for loan losses was ~~W~~2,278 billion (per page F-40 of your Form 20-F for the year ended December 31, 2016), please help us better understand how the impact to the loss allowance was estimated for purposes of this disclosure. In this regard, based on your current disclosure in this footnote, it would appear that the loss allowance as of December 31, 2016 was ~~W~~1,858 billion.

We note that the increased loss allowance amount of ~~W~~2,004 billion disclosed on page 13 of the Interim Financial Statements is an amount based on the preliminary financial impact assessment of the application of Korean IFRS 1109 (which is equivalent to IFRS 9) to Kookmin Bank, a subsidiary of the Company, rather than to the Company as a whole. As the Financial Supervisory Service of Korea required commercial banks to assess the potential financial impact of the application of Korean IFRS 1109 before the disclosure of their financial reports as of the end of the first half of 2017, such potential financial impact was assessed with respect to Kookmin Bank for purposes of the Interim Financial Statements. The results of the preliminary financial impact assessment of the application of Korean IFRS 1109 to Kookmin Bank, which is a significant subsidiary of the Company, were disclosed in the notes to the Interim Financial Statements because the Company believed such information would be useful to information users. Since the potential financial impact of the application of Korean IFRS 1109 (and its equivalent, IFRS 9) to the Company on a consolidated basis is presently being assessed, the results of such impact assessment for the Company could not be disclosed. The Company expects to disclose the results of such impact assessment in its annual report on Form 20-F for 2017.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 6

For reference, the details of the preliminary financial impact assessment of the application of Korean IFRS 1109 with respect to impairment of financial assets of Kookmin Bank (based on its consolidated financial statements) are as follows:

(In billions of Korean Won)
	Korean IFRS 1039	Korean IFRS 1109	Increase (Decrease)
Allowances for loan losses
Loans	1,596	1,751	155
Debt securities	—	3	3
Deposits	—	3	3
Others	10	14	4
Provisions (1)	252	233	(19)

Total	1,858	2,004	146

(1)	Provisions for unused loan commitments and guarantees

Note 43 – Business Combination, page 135

43.1 - The Acquisition of Shares of KB Insurance Co., Ltd., page 135

4.	We note your disclosure that you recognized a ~~W~~123 billion bargain purchase gain on the May 2017 acquisition of KB Insurance Co. Ltd. (KB Insurance), which increased your ownership from 39.81% to 94.30%. We also note from page 129 of your December 31, 2016 Form 20-F, that you previously recognized a bargain purchase gain of ~~W~~177 billion in connection with the acquisition of treasury shares of KB Insurance in November 2015. Please respond to the following:

•	Describe the factors leading to the recognition of each of these bargain purchase gains.

We note that, in connection with its acquisition of shares of KB Insurance, the Company recognized bargain purchase gains based on the difference between the consideration transferred and the fair value of net assets acquired.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 7

Consideration transferred (i.e., the purchase price) for acquisitions of shares of KB Insurance was separately determined for each acquisition transaction, based on the transaction type and the counterparty. The first transaction was a block deal with the majority shareholder to obtain significant influence over KB Insurance. A premium reflecting the synergy effects from acquiring the affiliate, KB Insurance, was included in the consideration transferred (~~W~~55,210 per share). The second transaction was an acquisition of treasury shares from KB Insurance, where the consideration transferred (~~W~~27,850 per share) was determined based on the quoted price of KB Insurance’s shares on the Korea Exchange as of the date of the agreement between the parties with respect to the transaction. The third transaction was an acquisition of new shares through a rights offering by KB Insurance, where the consideration transferred (~~W~~26,250 per share) was determined based on a weighted average of the quoted share prices of KB Insurance for the preceding date, preceding week and preceding month. The fourth transaction was an acquisition of shares from KB Insurance’s other shareholders through a tender offer, in which a premium of 20% was added to the quoted share price of KB Insurance on the Korea Exchange to determine the consideration transferred (~~W~~33,000 per share). The differences in consideration transferred for the four transactions were the main reason for the recognition of different amounts of bargain purchase gain in the transactions.

In these transactions, the fair value of net assets acquired was determined to be greater than their book value mainly because an identifiable intangible asset – value of business acquired (“VOBA”), which is a commonly identified item for companies in the insurance industry – was recognized in connection with the measurement of the fair value of net assets of KB Insurance. The determination of the fair value of net assets acquired as of the time of the acquisitions was done in a consistent manner.

The consideration transferred in each of the transactions (other than the first transaction) was determined based on quoted share prices of KB Insurance on the Korea Exchange, which reflected the relatively low PBR (approximately 0.7) of KB Insurance in line with the norm for companies in the Korean insurance industry, as explained in the Company’s response letter of September 30, 2016. VOBA identified in the fair value measurement of net assets acquired served to increase the fair value, which, together with the relatively low consideration transferred, resulted in the recognition of bargain purchase gains.

The bargain purchase gain in 2015 mainly comprised ~~W~~165 billion of such gain recognized in connection with the acquisition of treasury shares from KB Insurance, which reflected the low consideration transferred (~~W~~27,850 per share, determined based on the quoted share price of KB Insurance on the Korea Exchange) compared to the fair value of net assets acquired. In comparison, the bargain purchase gain of ~~W~~123 billion recognized in 2017 in connection with the acquisition of additional shares (54.49%) through a tender offer was lower, mainly due to the higher consideration transferred (~~W~~33,000 per share, which included a premium of 20%).

•	We also note your response to comment 5 in your September 30, 2016 response letter where you addressed the lack of impairment on the carrying value of your investment in KB Insurance, despite the significant difference between the carrying value of your investment in KB Insurance, and the fair value of the shares (carrying value exceeded fair value by 46%). Please tell us whether you performed an additional impairment test for your investment in KB Insurance prior to the acquisition of the controlling interest in KB Insurance in May 2017, particularly in light of the difference between the market value and carrying value of the investment existing as of December 31, 2016 (~~W~~522 billion fair value based on quoted market price of KB Insurance, versus carrying value of ~~W~~1,392 billion, based on pages F-103 and F-104 of your 2016 Form 20-F).

Stephanie L. Sullivan

Securities and Exchange Commission, p. 8

In light of the bargain purchase gains previously recognized, the Company performed an impairment test with respect to its investments in associates as of December 31, 2016. The fair value of the Company’s investment in KB Insurance was determined using the appraisal value (AV) method, which is a widely used method for valuing insurance companies and takes into consideration embedded value (EV) and the present value of new contracts. Embedded value (EV) is calculated as the sum of adjusted net asset value and value of contracts held (present value of future profits less capital costs). Value of contracts held is in turn derived from an actuarial model, based on projected cash flows, and represents the present value of expected future profits from current contracts held, factoring in economic assumptions (such as discount rates and rates of return) and actuarial assumptions (such as loss ratios, surrender and termination rates, insurance operating expenses ratios, incurred-but-not-reported claims and inflation rates). As the fair value of the Company’s investment in KB Insurance exceeded its book value, no impairment was recorded.

In accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of KB Insurance as an associate is not the individual shares of KB Insurance but the Company’s investment in KB Insurance as a whole. Therefore, in assessing the Company’s investment in KB Insurance for an indication of impairment, the Company used the fair value of the Company’s shareholding in KB Insurance as a whole over which the Company exerts significant influence and not the quoted price per share of KB Insurance on the Korea Exchange.

The Company’s acquisition of the controlling interest in KB Insurance through the tender offer in May 2017 constituted a business combination achieved in stages. Accordingly, the Company also remeasured its existing equity interest in the acquiree at its acquisition-date fair value using the appraisal value (AV) method described above and was required to recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate, in accordance with paragraph 42 of IFRS 3. It is the Company’s opinion that this remeasurement can be deemed as a measurement of net fair value for impairment testing for its investment in KB Insurance. As a result of such remeasurement, a loss from disposal of affiliate of ~~W~~2 billion was recognized.

•	Tell us how you determined the fair value of your existing holdings at the time of the stock exchange. In this regard, we note that you determined the fair value to be ~~W~~1,426 billion for your 39.81% ownership interest, and only paid consideration of ~~W~~1,196 billion for the additional 54.49% controlling interest.

As explained above, in accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of KB Insurance as an associate is not the individual shares of KB Insurance but the Company’s investment in KB Insurance as a whole. Therefore, in measuring the fair value of the Company’s investment in KB Insurance, the Company used the fair value of the Company’s shareholding in KB Insurance as a whole over which the Company exerts significant influence and not the quoted price per share of KB Insurance on the Korea Exchange. The fair value of the Company’s investment in KB Insurance was determined using the appraisal value (AV) method, which is a widely used method for valuing insurance companies and takes into consideration embedded value (EV) and the present value of new contracts.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 9

As discussed above, embedded value (EV) is calculated as the sum of adjusted net asset value and value of contracts held (present value of future profits less capital costs). Value of contracts held is in turn derived from an actuarial model, based on projected cash flows, and represents the present value of expected future profits from current contracts held, factoring in economic assumptions (such as discount rates and rates of return) and actuarial assumptions (such as loss ratios, surrender and termination rates, insurance operating expenses ratios, incurred-but-not-reported claims and inflation rates).

In connection with the tender offer for shares of KB Insurance in May 2017, the fair value of the Company’s existing 39.81% equity interest in KB Insurance was measured to be ~~W~~1,426 billion. The consideration transferred for the additional 54.49% equity interest acquired through the tender offer was ~~W~~1,196 billion, or ~~W~~33,000 per share, and was comparatively lower (even though it reflected a 20% premium) due to the fact that the basis of its determination was the quoted share price of KB Insurance on the Korea Exchange.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Peter Kwon of the Company’s Investor Relations Department at (822) 2073-2841 (fax: (822) 2073-2848; e-mail: peter.kwon@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jae Keun Lee
Jae Keun Lee
Managing Director and Chief Financial Officer

cc:	Marc Thomas

Division of Corporate Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP